Exhibit 99.4

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about the action to take, you should consult your stockbroker, bank manager, solicitor, accountant or other independent professional adviser authorised pursuant to the Financial Services and Markets Act 2000.

If you have sold all of your ordinary shares in Signet Group plc, please pass this document and the accompanying form of proxy to the purchaser or transferee or to the stockbroker, bank manager or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

NOTICE OF

ANNUAL GENERAL MEETING

This document contains the notice of the annual general meeting to be held on 8 June 2007.

Shareholders will find enclosed a proxy form for use in connection with the annual general meeting. Proxy forms should be completed and returned to the Company’s registrar, Capita Registrars in accordance with the instructions printed on them as soon as possible and, in any event, so as to be received not later than 11.00 am on 6 June 2007.

Signet Group plc
(Registered in England, No. 477692)

Directors:	Registered Office
M. Williamson* (Chairman)	15 Golden Square
R. Anderson	London
R. Blanchard*	W1F 9JG
W. Boyd
T. Burman
D. Hilpert*
B. Land*
M. Light
R. Walker*
R. Walls*
*non-executive
30 April 2007
Dear Shareholders

ANNUAL GENERAL MEETING (“AGM”)

This document contains the notice of the 2007 annual general meeting of the Company which will be held at the Café Royal, 68 Regent Street, London, W1B 5EL at 11.00 am on Friday 8 June 2007. An explanation of the business to be transacted is set out below and in the explanatory notes on pages 5 to 8.

Dividend

In addition to the interim dividend of 0.4434 pence per ordinary share which has already been paid in respect of the financial year ended 3 February 2007, the directors have recommended a final dividend of 6.317 US cents per ordinary share for payment on 6 July 2007 to shareholders who are on the register of members at the close of business on 1 June 2007 (the “July dividend payment”). This is the first occasion that the Company is proposing a dividend in US dollars and follows the redenomination of the share capital of the Company into US dollars on 5 February 2007. As explained in the letter sent to shareholders on 18 April 2007 (the “April letter”), for UK resident shareholders and those other shareholders who elect to receive their dividend in pounds sterling, the amount payable will be calculated by reference to the closing mid-point exchange rate for US dollars with pounds sterling in London as derived from Reuters at 4.00 p.m. on 1 June 2007. Shareholders who wish to elect to receive their dividends in US dollars should complete the Form of Request that was enclosed with the April letter and return it to the Company’s registrar, Capita Registrars, but, to be effective for the July dividend payment, the request must have been received by them prior to 30 May 2007.

Articles of Association

You will see that, in addition to the customary business to be dealt with, resolution 12 proposes that the Company adopt new Articles of Association to reflect amendments to company law made by those provisions of the Companies Act 2006 which came into force in January and April 2007. The principal changes relate to electronic communications with shareholders. Further details of these amendments are set out on page 7 of this Notice of AGM.

Action to be taken

A proxy form, for use by the holders of ordinary shares in connection with the AGM, is enclosed. Whether or not you propose to attend, you are requested to complete the form in accordance with the instructions thereon and return it in the envelope provided so that it arrives no later than 11.00 am on Wednesday 6 June 2007. If you complete and return the proxy form you can still attend and vote at the annual general meeting in person if you wish.

Recommendation

Your directors believe that the passing of all the resolutions is in the best interests of the Company and its shareholders. Accordingly, they recommend shareholders to vote in favour of the resolutions, as they intend to do in respect of their own beneficial shareholdings.

Yours faithfully

M. Williamson
Chairman

Notice of annual general meeting

Notice is hereby given that the annual general meeting of Signet Group plc (the “Company”) will be held at The Café Royal, 68 Regent Street, London W1B 5EL at 11.00 am on Friday 8 June 2007 to consider and, if thought fit, to pass resolutions 1 to 9 below as ordinary resolutions and resolutions 10, 11 and 12 below as special resolutions:

1	To receive the annual report and accounts, and the auditor’s and directors’ reports thereon, for the year ended 3 February 2007.

2	To approve the directors’ remuneration report for the year ended 3 February 2007.

3	To declare a final dividend.

4	To re-elect Brook Land as a director.

5	To re-elect Robert Blanchard as a director.

6	To re-elect Walker Boyd as a director.

7	To re-elect Dale Hilpert as a director.

8	To re-appoint KPMG Audit Plc as auditor of the Company to hold office from the conclusion of this meeting until the conclusion of the next general meeting at which accounts are laid before the Company and to authorise the directors to determine its remuneration.

9	That the directors are generally and unconditionally authorised pursuant to section 80 of the Companies Act 1985 to exercise all powers of the Company to allot relevant securities (as defined in that section) up to an aggregate nominal amount of $5,110,376 provided that: (i) this authority shall expire at the conclusion of the next annual general meeting of the Company or on 6 September 2008 whichever is the earlier date; (ii) before the expiry of such authority the Company shall be entitled to make any offer or agreement which would or might require relevant securities to be allotted after such expiry and, notwithstanding such expiry, the directors may allot relevant securities pursuant to any such offer or agreement as if such authority had not expired; and (iii) all unexercised authorities vested in the directors immediately prior to the passing of this resolution to allot relevant securities be and are hereby revoked.
10	That, subject to the passing of resolution 9 above, the directors are empowered pursuant to section 95 of the Companies Act 1985 to allot equity securities (as defined in section 94 of that Act) for cash pursuant to the general authority conferred on them by resolution 9 or by way of a sale of treasury shares as if section 89(1) of that Act did not apply to any such allotment, provided that this power is limited to:

(a)	the allotment of equity securities in connection with a rights issue, open offer or other pre-emptive offer, in favour of shareholders (excluding shareholders holding treasury shares) open for acceptance for a period determined by the directors, to the holders of ordinary shares on the register on any fixed record date as the directors may determine in proportion (as nearly as may be) to their holdings of ordinary shares (and, if applicable, to the holders of any other class of equity security in accordance with the rights attached to such class), subject to such exclusions or other arrangements as the directors may deem necessary or expedient to deal with treasury shares or in relation to (i) fractions of such securities, (ii) the issue, transfer and/or holding of any securities in certificated form or in uncertificated form, (iii) the use of one or more currencies for making payments in respect of such an offer, (iv) any such shares or other securities being represented by depositary receipts, or (v) any local or practical problems however arising under the laws of, or the requirements of any regulatory body or any stock exchange in, any territory; and

(b)	the allotment (other than pursuant to paragraph (a) above) to any person or persons of equity securities for cash up to an aggregate nominal amount of $766,556; and shall expire unless previously renewed, varied or revoked by the Company in general meeting at such time as the general authority conferred on the directors by resolution 9 expires save that, before the expiry of this power, the Company may make any offer or agreement which would or might require equity securities to be allotted after such expiry and, notwithstanding such expiry, the directors may allot equity securities in pursuance of any such offer or agreement as if the power conferred had not expired.

11	That the Company is generally and unconditionally authorised pursuant to section 166 of the Companies Act 1985 to make market purchases (as defined in section 163(3) of that Act) of ordinary shares of 0.9 US cents each of the Company, provided that:

(a)	the maximum number of such shares that may be acquired under this authority is 170,345,896; and

(b)	the minimum price which may be paid for such a share is 0.9 US cents (exclusive of expenses); and

(c)	the maximum price (exclusive of expenses) which may be paid for such a share is an amount equal to 105% of the average of the middle market quotations for an ordinary share, as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the date on which the share is contracted to be purchased; and

(d)	this authority shall expire at the conclusion of the next annual general meeting of the Company or on 6 September 2008 whichever is the earlier date; and

(e)	the Company may complete or conclude, in whole or in part, a purchase of shares after the expiry of this authority pursuant to a contract entered into before such expiry.
12	That the Company shall adopt new Articles of Association as set out in the form produced to the meeting and initialled by the Chairman for the purposes of identification in substitution for and to the exclusion of all existing Articles of Association of the Company.

By Order of the Board

M A Jenkins
Group Company Secretary

Registered Office:
15 Golden Square, London W1F 9JG
Registered in England No. 477692

30 April 2007

Explanation of business of the 2007 annual general meeting

Resolution 1:

Report and Accounts

The directors will present to the meeting the audited accounts, the auditor’s report, the directors’ report and the directors’ remuneration report for the year ended 3 February 2007.

Each of those documents can be found on the Company’s website at www.signetgroupplc.com. Additionally, a copy of either the full Report and Accounts (containing those documents) or the Annual Review and Summary Financial Statement has been sent to each Signet shareholder to whom this document has been sent.

Resolution 2:

Remuneration report

Resolution 2 is to approve the directors’ remuneration report on pages 60 to 73 of the full Report and Accounts as required by the Companies Act. A summary of the remuneration report is on pages 36 to 41 of the Annual Review and Summary Financial Statement. The report sets out the remuneration strategy and details the guiding principles which together make up the remuneration policy. Also set out is the remuneration earned during the year by the directors of the Company together with their interests in shares, share options and other long term incentive plans.

Resolution 3:

Dividend

The directors have recommended a final dividend of 6.317 US cents per ordinary share for payment to shareholders who are on the register of members at the close of business on 1 June 2007. For UK resident shareholders and those other shareholders who elect to receive their dividend in sterling, the amount payable will be calculated by reference to the closing mid-point exchange rate for US dollars with sterling in London as derived from Reuters at 4.00 p.m. on 1 June 2007. An interim dividend of 0.4434p per ordinary share has already been paid in respect of the financial year ended 3 February 2007. If the resolution is passed the final dividend will be paid on 6 July 2007.

Resolutions 4-7:

Re-election and election of directors

All of the directors have undergone a performance evaluation during the year and have demonstrated that they are committed to the role and that they continue to be effective and valuable members of the Board.

The Combined Code on Corporate Governance requires that non-executive directors serving longer than nine years do so subject to annual re-election as independence is required to be reaffirmed at that time. Mr. Brook Land was first elected to the Board as a director in June 1996 and has therefore served for longer than nine years. Mr. Land retires and offers himself for re-election.

The non executive directors and the Board as a whole have considered Mr. Land’s position and have concluded that he maintains his independence for the following reasons:

Mr. Land performs effectively and has demonstrated his objectivity and his commitment and the Board continues to value his contribution. Mr Land has indicated his intention not to stand for re-election at the annual general meeting in 2008.

Messrs. Robert Blanchard, Walker Boyd and Dale Hilpert are retiring by rotation in accordance with the Company’s Articles of Association and offer themselves for re-election.

Mr. Blanchard was appointed to the Board in 2000. He was a Group Vice President of Procter & Gamble and President of its Global Skin Care and Cosmetics business until his retirement in 1999. He was non-executive director of both Best Buy Co. Inc. and Bandag Inc. until June 2005 and May 2006 respectively.

Mr. Boyd was appointed Group Finance Director in 1995. He is a member of the Institute of Chartered Accountants of Scotland. From 1992 he was Finance Director of the Group’s UK division.

Mr. Hilpert was appointed to the Board in 2003. He was Chief Executive of Williams-Sonoma, Inc. from April 2001 until his retirement in January 2003. Prior to this he was Chairman and Chief Executive of Foot Locker, Inc. which he joined as President and Chief Operating Officer in 1995.

The Nomination Committee and the Board supports the re-election of Messrs. Land, Blanchard, Boyd and Hilpert.

Details of the directors, including those who are seeking re-election, are set out on page 46 of the full Report and Accounts and page 35 of the Annual Review and Summary Financial Statement. Messrs. Land, Blanchard, and Hilpert are non-executive directors and, as such, do not have a service contract with the Company. Details of Mr. Boyd’s contract are set out on page 68 of the full Report and Accounts.

Copies of the directors' service contracts with the Company and the terms and conditions of the non-executive directors are available for inspection at the registered office of the Company during usual business hours (Saturdays, Sundays and public holidays excluded) and will be available at the annual general meeting from 10.30 am until its conclusion.

Resolution 8:

Re-appointment and remuneration of auditor

Resolution 8 is to re-appoint KPMG Audit Plc as auditor to the Company until the end of the next general meeting at which accounts are laid before the Company and to authorise the directors to determine its remuneration.

Resolution 9:

Authority to allot shares

The effect of this resolution is to extend the general authority of the directors to allot shares so that it will last until the next annual general meeting of the Company or 6 September 2008, whichever is the earlier date. The authority is in respect of shares with an aggregate nominal value of $5,110,376, equal to one third of the Company’s issued share capital at the date of this notice. The directors have no present intention of exercising this allotment authority. The Company does not hold any shares in treasury at the date of this notice.

Resolution 10:

Disapplication of pre-emption rights

The effect of this resolution is to renew, for the same period as the general authority to allot shares in resolution 9, the disapplication of statutory pre-emption rights in relation to the allotment of shares for cash. The disapplication will permit the directors to allot shares for cash pursuant to resolution 9 without first offering them to all existing shareholders pursuant to their statutory pre-emption rights under the Companies Act 1985. Any such allotments for cash must be made pursuant to a rights issue or an open offer or otherwise be limited to shares with an aggregate nominal value not exceeding $766,556 this being equal to 5% of all the ordinary shares in issue at the date of this notice. The directors may also use the authority to allot shares without complying with statutory pre-emption rights in relation to a sale of treasury shares.

Resolution 11:

Authority to purchase own shares

The effect of this resolution is to renew the Company’s authority to make market purchases of the Company’s shares on the London Stock Exchange. The directors will continue to keep the exercise of such authority under review and would only exercise it where they believe such purchases would result in an increase in earnings per share and would be in the best interests of shareholders generally.

Since the date of the last annual general meeting the Company has undertaken a share buy-back programme which has returned approximately £50 million to shareholders.

The directors are seeking authority to purchase up to 170,345,896 issued shares, representing 10% of the Company’s issued share capital at the date of this notice. The maximum price at which any such purchase may be made is equal to 105% of the average of the middle market quotations for a share as taken from the London Stock Exchange Daily Official List for the five business days preceding the date of purchase. The authority, if granted, would be subject to renewal at the next annual general meeting of the Company.

With effect from 1 December 2003, the Companies Act 1985 was amended to allow a listed company purchasing its own shares to hold those shares “in treasury” as an alternative to cancelling them (as was previously the case). Shares held in treasury in this manner are available for resale by the company at a later date.

Accordingly, if this resolution is passed at the annual general meeting, the Company will have the option of holding, as treasury shares, any of its own shares that it purchases pursuant to the authority conferred. This would give the Company the ability to sell treasury shares quickly and cost effectively and provide the Company with additional flexibility in the management of its capital base. No dividends will be paid on such shares whilst held in treasury and no voting rights will attach to treasury shares. Whilst they are held in treasury, shares are treated as cancelled. It is the Company’s present intention that any shares purchased by the Company under this authority would be cancelled, unless the shares are being purchased by the Company to hold as treasury shares for future resale.

The number of unissued shares that were subject to subscription options at 30 April 2007 was 58,040,800. This equals, in number, 3.41% of the Company’s issued shares at that date (excluding treasury shares). If the proposed share purchase authority were to be exercised in full, those 58,040,800 shares would represent 3.79% of the issued shares as reduced by the share purchases. These figures do not include or reflect options granted at a later date, including in respect of any awards that vest under the Signet Group plc 2000 Long Term Incentive Plan and the replacement Signet Group plc 2005 Long Term Incentive Plan or under the Signet Group plc Executive Share Option Plans 2003.

Resolution 12:

Amendment to Articles of Association

The Company proposes to adopt new Articles of Association. These incorporate amendments to the current Articles of Association to reflect the provisions of the Companies Act 2006 which came into effect in January and April 2007. As the Government will bring into force the remaining provisions of the Companies Act 2006 in various stages up to October 2008, it is anticipated that shareholders will be asked to approve further changes to the Articles of Association during the course of the next two annual general meetings as may be necessary.

The principal changes to the Articles of Association proposed by Resolution 12 relate to electronic communications with shareholders. The provisions of the Companies Act 1985 which allowed companies to communicate with their shareholders electronically have been repealed and replaced by provisions in the Companies Act 2006. These provisions, which operate in a different way and use different definitions, will be reflected in the amendments to the Articles of Association. The new Articles of Association will permit the Company to use electronic communications for all notices, documents and information to be sent to shareholders, in accordance with individual shareholder preference.

In addition, the new Articles of Association will reflect the key change introduced by the Companies Act 2006, which is the ability for companies to use their websites for communication with shareholders. The Company may ask each individual shareholder for their consent to receive communications from the Company via the Company’s website. If the shareholder does not respond to the request for consent within 28 days, the Company may take that as consent to receive communications in this way. When the Company makes a document available on its website, it must notify each shareholder who has consented to receive documents via the website that the document has been made available. A shareholder who has received a document electronically can ask for a hard copy of any document at any time and shareholders can also revoke their consent to receive electronic communications at any time. The new Articles, while continuing to ensure that shareholders are able to receive communications and documents in hard copy if that is their preference, will enable the Company to take advantage of the efficiencies and cost savings inherent in electronic communications to a greater extent than is currently possible.

The Articles of Association will also be amended in order to replace the references to section 212 of the Companies Act 1985 with section 793 of the Companies Act 2006 in respect of the Company’s investigative powers and to delete Article 75 (and all references to it) to reflect the repeal of section 293 of the Companies Act 1985 and removal from company legislation of an upper age limit for directors.

A copy of the current and the new Articles of Association that reflect the above changes are available for inspection at the registered office of the Company during usual business hours (Saturdays, Sundays and public holidays excluded) and on the website @ www.signetgroupplc.com. They will also be available at the AGM from 10.30 am until its conclusion.

Notes:

1	Record date

A person must be registered as the holder of shares in the Company by 6.00 pm on 6 June 2007 in order for such person to be entitled to attend and vote at the meeting in respect of those shares. Changes to entries on the register after this time shall be disregarded in determining the rights of persons to attend or vote at the meeting.

2	Appointment of proxies

2a	A member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a member of the Company, but must attend the meeting in person to represent the member.

2b	To be valid, the enclosed form of proxy and any power of attorney or other authority under which it is signed must be lodged by post or by hand at the office of the Company’s registrars, Capita Registrars, not less than 48 hours before the time appointed for the meeting. CREST members should refer to the provisions below. Completing and returning a form of proxy will not prevent a member from attending and voting at the meeting should he so wish.

3	Electronic Proxy Appointment by CREST Members

3a	This facility is only open to shareholders who hold their shares through CREST.

3b	CREST members who wish to appoint a proxy or proxies by utilising the CREST electronic proxy appointment service may do so for the 2007 annual general meeting and any adjournment(s) thereof by using the procedures described in the CREST manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take appropriate action on their behalf.

3c	In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with CRESTCo’s specifications and must contain the information required for such instructions as described in the CREST manual. The CREST message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by Capita Registrars (CREST participant ID RA 10) no later than 48 hours before the time appointed for the holding of the meeting or adjourned meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the CREST message by the CREST Applications Host) from which the issuer’s agent is able to retrieve the CREST message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

3d	CREST members and, where applicable, their CREST sponsors or voting service provider(s), should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that the CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a CREST message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service provider(s) is/are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system timings.

3e	The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.